CERTIFICATE OF FORMATION OF ALLEGHENY ENERGY SUPPLY HUNLOCK CREEK, LLC

          1.     The name of the limited liability company is ALLEGHENY ENERGY SUPPLY HUNLOCK CREEK, LLC.

          2.     The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ALLEGHENY ENERGY SUPPLY HUNLOCK CREEK, LLC this 27th day of July, 2000.

Member: ALLEGHENY ENERGY, INC., a Maryland corporation By: /s/ Peter J. Skrgic______ Name: Peter J. Skrgic Title: Senior Vice President